SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL

Linhas aéreas inteligentes

3Q12

NOVEMBER, 2012

São Paulo, November 13, 2012 – GOL Linhas Aéreas Inteligentes S.A.,“GLAI”, (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B+, Moody´s: B3), the largest low-cost and low-fare airline in Latin America, announces today its results for the third quarter of 2012 (3Q12). All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the third quarter of 2011 and second quarter of 2012 (3Q11 and 2Q12). The results for the quarter include 100% of Webjet’s, since october 3, 2011.

3Q12 HIGHLIGHTS

     Passenger revenue per available seat kilometer (PRASK) increased by 3.4% year over year, reflecting the strategy of reducing capacity and maximizing the aircraft load factor, which increased  by   2.4 p.p. over 3Q11.

     GOL continued to implement its strategy of adjusting domestic supply, posting a reduction of 8.4% in the third quarter, considering the traffic data of both GOL and Webjet (pro-forma). The Company also achieved its goal of increasing the load factor, which reached 74.3% in the domestic market, the best period performance since 2006. Demand fell by 5.6%, also considering data from both GOL and Webjet (pro-forma).

     Salaries, Wages and Benefits per ASK per ASK fell by 2.4% year over year, as a result of the Company's efforts. This reduction contributed to the maintenance of a CASK excluding fuel expense at the same level of the previous year's nine months result.

     In July, GOL announced changes in its international route network, introducing new direct flights from São Paulo/Guarulhos to Montevidéu (Uruguay), Asunción (Paraguay) and Santa Cruz de La Sierra (Bolivia).

     As a result of the successful experience in 3Q12 with flights which are not part of the regular route network and the focus on exploring markets that can be served by the Boeing 737NG fleet, in October GOL announced regular daily flights from Guarulhos to Orlando and from Rio de Janeiro/Galeão to Miami, with a stopover in Santo Domingo (Dominican Republic), where passengers can change aircraft depending on their final destination. Ticket sales for these flights began on October 26. This operation is in line with the Company’s low-cost business model and strategy of bringing  more benefits to its clients.

     In 3Q12, the Company returned another three Boeing 737-300 aircraft from Webjet’s fleet, totaling four to date. Webjet closed the quarter with seven 737-800s, which will ensure greater operational efficiency, especially in terms of fuel consumption and increased passenger comfort.

     On July 24, 2012, Edmar Prado Lopes Neto was elected at a Board of Directors meeting as the new Investor Relations Officer, assuming the duties as GOL’s Chief Financial Officer – CFO.

SMILES

     Smiles closed 3Q12 with approximately 8.9mn members, 10% up over 3Q11. The redemption of mileage points to fly with partner airlines (Delta, Air France, KLM and Qatar) posted a year to date increase of 53%, largely due to the new online platform for redeeming mileage points, as well as members’ improved perception of the program.

     In July, GOL announced the launch of a new flight to Miami exclusively for Smiles members. These flights, which were not part of the regular route network and operated on weekends only, began on July 7 and ended on August 4, totaling five in all. This initiative proved highly successful, with 100% of tickets sold.

     In October, Smiles announced the creation of an online platform (Smiles Shopping) through which clients can use their accumulated mileage points to acquire not only air tickets, but also around 300,000 new products and services from various partners. The new platform offers more benefits to all clients, increasing their options for using points to acquire products and services provided by Smiles partners.

     The SMILES shopping partners include, among other partners, Natura, Walmart, Pão de Açúcar, C&A, Editora Abril, Marisa, Chilli Beans, Kinoplex, Compra Fácil, Tok & Stok, AACD, Telha Norte, Games to Go, Bebê Store, Netshoes, Assaí and Polishop. The full list is available on the Smiles website.

     GOL is on-schedule with the transformation of the Smiles loyalty program into an independent business unit by the end of this year. The Company believes that segregating this unit will add value to its business as a whole. It also represents a future capitalization alternative, although the Company has not yet taken any decision regarding this option.

SUBSEQUENT EVENTS

     On October 10, 2012, the Brazilian Antitrust Authority (CADE) approved the acquisition of Webjet Linhas Aéreas S.A by VRG Linhas Aéreas S.A., a subsidiary of GOL Linhas Aéreas Inteligentes S.A., with no restrictions. As a result, the Company will adopt operational measures to increase efficiency and improve services. The slots of both companies in the airports where they operate were maintained. Approval was subject to the execution of a Term of Undertaking (TCD), which determined the achievement of certain operational efficiency levels, especially in relation to maintenance, and a minimum regularity index of 85% in the use of operational hours at Santos Dumont airport. Currently, GOL already fulfills the requirement of the National Civil Aviation Agency (ANAC) of a minimum regularity ratio of 80% at this airport. The acquisition of 100% of Webjet’s capital, announced on August 1, 2011, had already been approved by ANAC on October 3, 2011. In view of CADE’s decision, the Company will adopt measures to increase efficiency and improve its services.

     On October 1, the Company announced an additional purchase order for 60 Boeing 737 MAX from the U.S. aircraft manufacturer Boeing, which will be delivered as of 2018. GOL will use the new aircraft to renew its fleet in the future. The decision is in line with its commitment to further improving its operational efficiency with a young and  modern fleet.

MESSAGE FROM MANAGEMENT

        During the quarter, GOL posted a consolidated operating loss (EBIT) of R$200 million and a net loss of R$309 million due to a combination of factors, including an increase of 20% in fuel over the previous year, a new exchange rate level, increase in airport fees and slow pace of Brazilian economic growth. This scenario reflects a challenging moment for the domestic aviation industry.

In response to this scenario, GOL has strengthened its strategy of adjusting domestic capacity in order to maximize load factor. Searching for more efficiency, GOL's route network has been centralized on profitable routes, while the workforce is still being reviewed by the Company. The impact of these measures will be gradual. In 3Q12, the strategy to adjust capacity continued to present results and load factor increased by 2.4 percentage points year over year.  Also, was an increase of 3.4% in passenger revenue per available seat kilometer (PRASK). These figures underline GOL's efforts to adjust its operation to the current macroeconomic scenario.

Even with this challenging scenario, GOL maintained a Cash Position of R$1.9 billion (22.9% of LTM Net Revenues) and without pressure for refinancing on the short term.

Another important move was CADE’s approval for Webjet’s acquisition by VRG in October, as already expected by the Company. This decision will allow GOL to keep searching for addional operational efficiencies between the Companies throughout this challenging scenario for the airline industry. After the approval, sales of both companies have been incorporated in GOL's website. Both companies continue to seek for other measures of operational integration.

The period was also marked by some important initiatives to strengthen the national aviation industry in the short and long term. In the short term, the government approved an incentive measure for the sector by reducing the airlines’ taxes on their payroll, GOL’s second highest expense after fuel. The country’s leading airlines created the Brazilian Airline Association (ABEAR) to discuss questions of common interest with the government and the regulatory agencies, an initiative that has been adopted by many important sectors of the Brazilian economy.

GOL maintained its focus on the creation and development of an independent Smiles business unit, aiming to improve its management and explore an increasingly attractive market with enormous growth potential in the coming years. Several initiatives were implemented to strengthen the program, including flights to the United States exclusively for Smiles clients and the creation of Smiles Shopping, both of which were designed to add even more value to this business model. As a result of this positive experience,  GOL announced the beginning of regular flights fto Orlando, Miami and Santo Domingo.

The period also saw some important strategic decisions by the Company. In October, GOL announced an additional purchase order for 60 737 MAX aircraft from Boeing. The new aircraft, which will be delivered as of 2018, will allow GOL to continue offering the most up-to-date equipment to its passengers in South America, while further increasing the cost efficiency of its flights, since the 737 MAXs are even more fuel-efficient than the B737 NGs. GOL will be the first Company in South America, and one of the first in the world, to use the new aircraft.

Throughout the quarter, GOL strengthened its focus on the provision of air services. GOL and Webjet’s combined route network achieved a punctuality ratio of around 94% and remote check-in via the web, smartphone and kiosk accounted for around 55% of period boardings (also on the combined network), versus 35% in 3Q11. The on-board sales service (buy on board), which offers passengers more options without the need to increase fares, is already present on 50% of daily flights, around four times more than in the same period last year. The Boeing 737 NG fleet closed the quarter with an average age of 7.4 years, one of the youngest in the global aviation industry. The spirit of service is an integral part of GOL’s DNA.

The Company would like to take this opportunity to thank its employees for their unwavering dedication and motivation, attitudes that are making GOL increasingly the best company to fly with, work for and invest in.

Paulo Sérgio Kakinoff | CEO of GOL Linhas Aéreas Inteligentes S.A.

AVIATION MARKET - INDUSTRY

Domestic aviation industry supply remained virtually flat over 3Q11, edging up by just 0.2%, while demand increased by 7.4%, due to the reduction of flights in GOL’s operational markets, a decision shared by all the key airlines, which was a response to the industry’s new cost level and the sluggish growth of Brazilian GDP. In September, domestic supply fell by 2.1% year over year, after eight consecutive years of growth. The last time supply dropped in September was in 2003.

The domestic load factor stood at 76.0%, versus 70.9% in 3Q11 (up by 5.1 p.p.). In the first nine months, domestic supply and demand moved up by 5.5% and 7.3%, respectively, over 9M11, confirming the industry’s trend towards more conservative supply additions and the creation of a more mature sector focused on recovering operating margins.

TOTAL SYSTEM - INDUSTRY (billion)	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Supply (ASK)	38.3	38.4	-0.4%	114.7	110.5	3.8%
Demand (RPK)	29.6	28.2	5.0%	84.8	80.4	5.5%
Load Factor	77.3%	73.3%	+4.0 pp	73.9%	72.7%	+1.2 pp
DOMESTIC MARKET	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Supply (ASK)	30.0	29.9	0.2%	90.2	85.4	5.5%
Demand (RPK)	22.8	21.2	7.4%	64.9	60.5	7.3%
Load Factor	76.0%	70.9%	+5.1 pp	72.0%	70.8%	+1.2 pp
INTERNATIONAL MARKET	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Supply (ASK)	8.3	8.5	-2.6%	24.6	25.1	-2.1%
Demand (RPK)	6.8	7.0	-2.5%	19.9	19.9	0.0%
Load Factor	82.0%	81.9%	+0.1 pp	80.9%	79.2%	+1.6 pp

Data from the Brazilian Civil Aviation Agency (Anac); the 3Q11 operating figures were recalculated in accordance with the current DCA Manual.

AVIATION MARKET – PRO-FORMA CONSOLIDATED DATA (GOL + Webjet)

The information below refers to GOL and Webjet’s pro-forma route network, i.e. including Webjet’s traffic data in 3Q11. Pro-forma figures are used to ensure better comparisons of the Company’s route network trends.

TOTAL SYSTEM GOL+ WEBJET PRO-FORMA (billion)	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Supply (ASK)	13.0	14.0	-7.3%	39.5	40.3	-2.1%
Demand (RPK)	9.6	10.0	-4.6%	27.8	28.4	-2.0%
Load Factor	73.8%	71.7%	+2.0 p.p	70.4%	70.3%	+0.1 p.p
DOMESTIC MARKET	3Q12	3Q11	%Var.	9M12	9M11	%Var.
Supply (ASK)	11.9	13.0	-8.4%	36.3	36.9	-1.6%
Demand (RPK)	8.8	9.4	-5.7%	25.7	26.2	-1.9%
Load Factor	74.3%	72.1%	+2.2 p.p	70.7%	70.9%	-0.2 p.p
INTERNATIONAL MARKET	3Q12	3Q11	%Var.	9M12	9M11	%Var.
Supply (ASK)	1.1	1.0	7.0%	3.2	3.4	-7.4%
Demand (RPK)	0.8	0.7	8.8%	2.1	2.2	-3.5%
Load Factor	68.4%	67.3%	+1.1 p.p	65.8%	63.1%	+2.7 p.p

     Data from the Brazilian Civil Aviation Agency (Anac); the 3Q11 operating figures were recalculated in accordance with the current DCA Manual.

DOMESTIC MARKET

Supply on GOL’s pro-forma domestic route network fell by 8.4% over 3Q11, chiefly due to the flight rationalization strategy adopted by the Company as of March 2012 as a result of the challenging macroeconomic scenario for the civil aviation sector in Brazil. In line with this strategy, supply (-8.4%) fell more than demand (-5.7%), leading to a 2.2 p.p. increase in the domestic load factor. In 2012, the Company expects its domestic supply to decline by between 2.0% and 4.5% over 2011. In the first nine months of 2012, GOL reduced its domestic supply by 1.6% year over year.

GOL’s domestic demand fell by 5.7%, chiefly due to the exceptionally modest recovery of Brazil’s economy in 3Q12, combined with the 8.4% period decline in ASK.

INTERNATIONAL MARKET

International supply moved up by 7.0% over 3Q11, chiefly due to the restructuring of the international route network, which added new flights from Guarulhos to Montevideo (Uruguay), Asunción (Paraguay) and Santa Cruz de La Sierra (Bolivia). There was also an increase in the number of flights that are not part of the regular route network, including those to Miami and Orlando (USA), offered exclusively to Smiles members.

International demand moved up by 8.8%, also mainly due to the same reasons that impacted international supply.

DEMAND (RPK) and LOAD FACTOR

As a result of the above, the total load factor climbed by 2.0 p.p. to 73.8% (from 71.1% in 3Q11), the Company’s best figure since 2007.

CONSOLIDATED OPERATING INDICATORS (GOL and Webjet)

The indicators below do not include Webjet in 3Q11 and 9M11.

Consolidated Operating Indicators	3Q12	3Q11	% Var.	9M12	9M11	% Var.
RPK (in Bn)	9.6	8.9	7.7%	27.8	25.1	10.8%
GOL	8.4	8.9	-5.6%	24.1	25.1	-3.9%
Webjet	1.2	-	na	3.7	-	na
ASK (in Bn)	13.0	12.5	4.2%	39.5	36.0	9.7%
GOL	11.4	12.5	-8.7%	34.6	36.0	-4.0%
Webjet	1.6	-	na	4.9	-	na
Load Factor	73.8%	71.4%	+2.4 p.p	70.4%	69.7%	+0.7 p.p
GOL	73.8%	71.4%	+2.4 p.p	69.7%	69.7%	+0.1 p.p
Webjet	73.2%	-	na	74.8%	-	na
Revenue Passengers (’000)	10,416	9,396	10.9%	29,852	26,215	13.9%
GOL	9,110	9,396	-3.0%	25,857	26,215	-1.4%
Webjet	1,306	-	na	3,995	-	na
Productivity (Block Hour/Day)	12.1	13.8	-12.5%	12.2	13.4	-9.0%
GOL	12.3	13.8	-10.6%	12.5	13.4	-7.0%
Webjet	10.6	-	na	10.8	-	na
Departures	88,109	79,512	10.8%	267,021	229,734	16.2%
GOL	75,674	79,512	-4.8%	228,484	229,734	-0.5%
Webjet	12,435	-	na	38,537	-	na
Stage Length (km)	868	905	-4.2%	874	909	-3.9%
GOL	877	905	-3.1%	884	909	-2.8%
Webjet	810	-	na	818	-	na
Average Operating Aircraft	131	111	18.4%	133	110	20.7%
GOL	111	111	0.0%	112	110	1.5%
Webjet	20	-	na	21	-	na
Fuel Consumption (mm)	417	395	5.8%	1,266	1,135	11.5%
GOL	361	395	-8.4%	1,089	1,135	-4.1%
Webjet	56	-	na	177	-	na
Employee	18,356	18,606	-1.3%	18,356	18,606	-1.3%
GOL	16,704	18,606	-10.2%	16,704	18,606	-10.2%
Webjet	1,652	-	na	1,652	-	na

   3Q11 and 9M11traffic figures were recalculated in accordance with the current DCA Manual.

CONSOLIDATED INCOME STATEMENT

NET REVENUE

Net revenue came to R$1,987.3mn in 3Q12, 7.8% up on the R$1,843.7mn reported in 3Q11, mainly due to the 7.7% period increase in total demand. Total net revenue per ASK (RASK) grew by 3.4%.

Net Revenue (R$ MM)	3Q12	3Q11*	% Var.	9M12	9M11*	% Var.
Net Revenue	1,987.3	1,843.7	7.8%	5,984.1	5,305.8	12.8%
Passenger	1,760.1	1,632.6	7.8%	5,286.3	4,715.0	12.1%
Ancillary	227.3	211.1	7.7%	697.8	590.8	18.1%

Net Revenue - RASK	3Q12	3Q11*	% Var.	9M12	9M11*	% Var.
Net Revenue - RASK	15.30	14.79	3.4%	15.15	14.74	2.8%
Passenger - PRASK	13.55	13.10	3.4%	13.39	13.10	2.2%
Ancillary	1.75	1.69	3.3%	1.77	1.64	7.7%

    *3Q11 and 9M11 figures do not include Webjet.

     The 7.8% positive year over year variation in net passenger revenue was mainly a reflection of the 7.7% upturn in consolidated demand. In 3Q12, PRASK climbed by 3.4% as a result of the 2.4 p.p. increase in the load factor, while yield remained flat. The Company reinforces its efforts to increase PRASK by maximizing the load factor. For the seventh consecutive time in 2012, PRASK posted a month-on-month increase, according to September’s traffic release.

     Ancillary revenue came to R$227.3mn, 7.7% up on the R$211.1mn recorded in 3Q11, accounting for 11.4% of total net revenue (versus 11.5% in 3Q11). This increase was due to: (i) the 25.0% upturn in revenue from flight rebooking charges, no show, passenger services and ticket cancellations, chiefly due to the 11% upturn in passenger numbers, combined with the increase in fees for these services in the first half of 2012; (ii) an increase of approximately 300% in revenue from charter flights, due to the higher number of flights that are not part of the regular route network, including those to the U.S. that are restricted to Smiles members; and (iii) the 5.0% rise in excess baggage revenue. Consolidated ancillary revenue per ASK increased by 3.4% year over year.

CONSOLIDATED OPERATING COSTS AND EXPENSES

Total consolidated operating costs and expenses moved up by 14.0% over 3Q11 to R$2,188.0mn. Total CASK came to 16.85 cents (R$) in 3Q12, 9.4% up year over year. CASK ex-fuel stood at 9.63 cents (R$), up by 2.3%, mainly due to: (i) the 24.0% average depreciation of the real against the dollar, (ii) the lower dilution of fixed costs in the quarter due to the strategy of reducing domestic capacity; and (iii) higher landing fees following the increase in navigation assistance fees introduced by Infraero. The upturn in CASK ex-fuel was partially offset by the reduction of salaries, wages and benefits following the downsizing of GOL’s workforce this year.

Operating Expenses per ASK*	3Q12	3Q11*	% Var.	9M12	9M11*	% Var.
Aircraft fuel	(7.21)	(5.98)	20.6%	(7.11)	(5.96)	19.3%
Salaries, wages and benefits	(2.88)	(2.95)	-2.4%	(2.99)	(3.09)	-3.3%
Aircraft rent	(1.35)	(0.87)	55.2%	(1.21)	(0.97)	24.6%
Sales and Marketing	(0.82)	(0.90)	-9.1%	(0.77)	(0.81)	-4.9%
Landing Fees	(1.12)	(0.80)	40.1%	(1.07)	(0.78)	36.8%
Aircraft and Traffic Servicing	(1.04)	(0.95)	9.1%	(0.98)	(0.96)	3.1%
Maintenance, Materials and Repairs	(0.65)	(1.04)	-38.0%	(0.64)	(0.83)	-23.5%
Depreciation and Goodwill Amortization	(0.93)	(0.73)	28.2%	(0.94)	(0.75)	25.0%
Other Operating Expenses	(0.84)	(1.17)	-28.2%	(0.82)	(1.17)	-29.6%
Total CASK	(16.85)	(15.40)	9.4%	(16.54)	(15.33)	7.9%
CASK Ex-Fuel	(9.63)	(9.42)	2.3%	(9.43)	(9.37)	0.7%

Operating Expenses (R$ MM)	3Q12	3Q11*	% Var.	9M12	9M11*	% Var.
Aircraft Fuel	(936.9)	(745.3)	25.7%	(2.808.7)	(2.145.3)	30.9%
Salaries, Wages and Benefits	(374.5)	(368.1)	1.7%	(1.181.1)	(1.112.9)	6.1%
Aircraft Rent	(175.7)	(108.6)	61.8%	(477.6)	(349.4)	36.7%
Sales and Marketing	(105.9)	(111.8)	-5.3%	(305.7)	(293.2)	4.3%
Landing Fees	(145.9)	(99.9)	46.1%	(423.0)	(281.8)	50.1%
Aircraft and Traffic Servicing	(134.6)	(118.4)	13.7%	(388.8)	(343.8)	13.1%
Maintenance, Materials and Repairs	(84.0)	(130.0)	-35.4%	(251.0)	(298.9)	-16.0%
Depreciation and Amortization	(121.1)	(90.7)	33.6%	(372.2)	(271.5)	37.1%
Other Operating Expenses	(109.2)	(145.8)	-25.1%	(323,9)	(419.7)	-22.8%
Total Operating Expenses	(2,188.0)	(1,918.8)	14.0%	(6,532.1)	(5,516.4)	18.4%
Operating Expenses Ex-Fuel	(1,251.1)	(1,173.4)	6.6%	(3,723.4)	(3,371.1)	10.5%

*3Q11 and 9M11 figures do not include Webjet.

     Aircraft fuel costs per ASK totaled 7.21 cents (R$), 20.6% up on 3Q11, chiefly due to the fact that jet fuel prices remained high throughout the quarter, around 20% higher more than in the same period last year, but virtually flat in relation to 2Q12. There was also an increase of around 6.0% in fuel consumption between the periods. Fuel expenses accounted for around 43% of total consolidated expenses in 3Q12, versus 39% in 3Q11.

     Salaries, wages and benefits per ASK came to 2.88 cents (R$), 2.4% down on 3Q11. The reduction in this line was due to the Company’s decision to resize its workforce in order to maintain its disciplined business plan. GOL closed the quarter with 18,356 employees, 10.7% down on the 20,548 recorded at the end of 1Q12, when the flight rationalization strategy was first implemented.

     Aircraft leasing costs per ASK stood at 1.35 cents (R$), 55.2% up on 3Q11, due to the higher number of aircraft under operational leasing contracts (99 in 3Q12, versus 80 in 3Q11), combined with the 24% period depreciation of the real against the dollar, given that most aircraft leasing costs are dollar-pegged.

     Sales and marketing expenses per ASK totaled 0.82 cents (R$) in 3Q12, 9.1% down on 3Q11, due to the decline of approximately 10% in sales volume between the periods, in turn largely due to the competitive scenario at the beginning of 3Q11, which fueled sales in that quarter. In addition, there was an increase in the level of these expenses due to the  reclassification of expenses with the mileage points of international partners from the “others” line to this line (R$12 million on 9M11). This expense increased by around 75% year over year due to the strengthening of the partnerships and the implementation of the online platform for redeeming air tickets from partners through the Smiles website.

     Landing costs per ASK stood at 1.12 cents (R$), 40.1% up on 3Q11, due to: (i) the negative impact of the new fee calculation methodology introduced by Infraero (increase in landing and navigation assistance fees); (ii) the 4.2% reduction in the average stage length, pressuring the cost per ASK of this expense; (iii) the 10.8% increase in the number of departures; and (iv) the 24.0% average depreciation of the real against the dollar.

     Aircraft and traffic servicing expenses per ASK increased by 9.1% over 3Q11 to 1.04 cents (R$), due to: (i) the 4.2% reduction in the average stage length, pressuring the cost per ASK of this expense; (ii) the 10.8% increase in the number of arrivals and departures, which impacted expenses from handling, collection and forwarding, among others; and (iii) the 24.0% average depreciation of the real against the dollar.

     Maintenance, materials and repairs per ASK came to 0.65 cents (R$), 38.0% down on 3Q11, chiefly due to: (i) the lower number of engine removals for maintenance (four in 3Q12, versus nine in 3Q11); and (ii) the reduced cost of engine overhauls due to the agreement between GOL and Delta Techops. These costs were partially offset by the 24.0% average depreciation of the real against the dollar, given that most maintenance expenses are dollar-pegged.

     Depreciation and amortization per ASK increased by 28.2% over 3Q11 to 0.93 cents (R$), due to: (i) the upturn in the depreciation of estimated aircraft reconfiguration costs which will be incurred when the aircraft are returned, and costs from improvements related to major engine maintenance established in the contracts; (ii) the addition of six Boeing 737-300s from Webjet owned by the Company; and (iiii) the higher number of aircraft under financial leasing (45 in 3Q12, versus 44 in 3Q11).

Other operating expenses per ASK fell by 33.7% to 0.84 cents (R$), versus 1.27 cents in 3Q11, due to a non-recurring expense of R$50.0mn in 3Q11 due to system improvements and developments. Excluding this non-recurring item, other operating expenses per ASK moved up by close to 3.1%, due to: (i) the 10.8% increase in the number of arrivals, which impacted the variable expenses making up this line (crew travel, accommodation, daily expenses and others); and ii) the 24.0% average depreciation of the real against the dollar.

OPERATING RESULT

The 3Q12 consolidated operating result (EBIT) was a negative R$200.7mn, with a negative operating margin of 10.1%, versus the negative R$75.1mn and negative margin of 4.1% recorded in 3Q11. This result was mainly due to: (i) the upturn of around 20% in the per-liter jet fuel price; (ii) the weak recovery of the economy in 3Q12, which adversely affected demand for air travel in Brazil; (iii) the negative impact of the new fee calculation methodology introduced by Infraero; and (iii) the 24.0% average depreciation of the real against the dollar, given that around 55.0% of the Company’s costs are dollar-pegged.

In view of the challenging macroeconomic scenario, GOL is maintaining its strategy of adjusting domestic capacity and reducing costs, aiming at the gradual resumption of positive operating margins, and remains focused on strengthening its low-cost DNA. The slight 2.3% increase in CASK ex-fuel over 3Q11, and the fact that this figure remained flat over 9M11, despite the much more challenging scenario of lower cost dilution and the more expensive dollar, are confirmation of the Company’s efforts to further reinforce its low-cost business model.

EBITDAR (R$ million)	3Q12	3Q11*	% Var.	9M12	9M11*	% Var.
Net Revenue	1,987.3	1,843.7	7.8%	5,984.1	5,305.8	12.8%
Operating Costs and Expenses	(2,188.0)	(1,918.8)	14.0%	(6,532.1)	(5,516.4)	18.4%
EBIT	(200.7)	(75.1)	167.3%	(548.0)	(210.6)	160.2%
EBIT Margin	-10.1%	-4.1%	-6.0pp	-9.2%	-4.0%	-5.2pp
Depreciation and Amortization	(121.1)	(90.7)	33.6%	(372.2)	(271.5)	37.1%
EBITDA	(79.5)	15.6	nm	(175.9)	60.9	nm
EBITDA Margin	-4.0%	0.8%	-4.8pp	-2.9%	1.1%	-4.1pp
Aircraft Rent	(175.7)	(108.6)	61.8%	(477.6)	(349.4)	36.7%
EBITDAR	96.2	124.2	-22.6%	301.7	410.3	-26.5%
EBITDAR Margin	4.8%	6.7%	-1.9pp	5.0%	7.7%	-2.7pp

   * 3Q11 and 9M11 figures do not include Webjet.

HEDGE RESULT

The Company uses hedge accounting to book its some derivative instruments. In 3Q12, the Company recognized net income from hedge operations of R$45.6mn.

Hedge Results (R$MM)	OIL	Foreign Exchange	Interest Rate	Total
Subtotal – Designed for Hedge Accounting	48.9	-	(1.9)	46.9
Subtotal – Non-designed for Hedge Accounting	-	(1.3)	-	(1.3)
Total	48.9	(1.3)	(1.9)	45.6
OCI (net of taxes)	16.3	-	(71.7)	(55.4)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated for effective cash flow. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods that aims to cash flow protection.

Of this total, R$1.8mn was recognized in the operating result and R$43.8mn in the financial result (for more details see the Financial Result section).

Hedge Results (R$MM)	OIL	Foreign Exchange	Interest Rate	Total
Financial Result	47.0	(1.3)	(1.9)	43.8
Operational Result	1.8			1.8
Total	48.9	(1.3)	(1.9)	45.6

        Fuel: fuel consumption hedge transactions, which are effected through derivative contracts related to crude oil and its by-products (WTI, Brent and heating oil), generated gains of R$48.9mn in the quarter. Of this total, R$11mn is from contracts maturing in 3Q12, and R$37.9mn from contracts maturing in the future.

        Foreign Exchange: foreign exchange hedge transactions designed to protect the Company’s cash flow generated losses of R$1.3mn, which were booked under the financial result.

        Interest: swap transactions to protect cash flow from aircraft leasing against an increase in interest rates generated a net expense of R$1.9mn, which was booked under the financial result.

The table below shows the nominal value of derivatives contracted as a hedge against future expenses, the derivatives’ average contracted rate and the percentages of hedged fuel exposure on an accrual basis on September 30, 2012:

Notional Contract Value per period	4Q12	1Q13	2Q13	3Q13	4Q13-1Q15
FUEL
Notional Volume in Barrels ('000)	1,065	202	139	180	1,524
Price per Barrel (US$)*	111.02	113.43	112.13	108.45	104.24
Percentage of Protected Exposition	25%	4%	3%	4%	5%
**Mark-to-Market Value R$MM	240.1	46.5	31.6	39.6	322.6
FOREIGN EXCHANGE
Notional Volume in Barrels ('000)	146.0	-	-	-	-
Price per Barrel (US$)*	2.04	-	-	-	-
Percentage of Protected Exposition	24%	-	-	-	-
Mark-to-Market Value R$MM	298.1	-	-	-	-

*Weighted average of derivative strike prices.

** On 9/30/2012, the exchange rate was R$2.0306 / US$1.00.

All the financial instruments used for hedging purposes this quarter consisted of Brent and WTI call options, Libor interest rate swaps and dollar futures and options traded on the stock exchange. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

NET FINANCIAL RESULT

The 3Q12 consolidated net financial result was an expense of R$77.7mn, 86.4% lower than the net expense of R$572.8mn recorded in 3Q11.

Financial Result (R$ MM)	3Q12	3Q11*	% Var.	9M12	9M11*	% Var.
Interest expenses	(112.5)	(109.1)	3.0%	(334.8)	(285.3)	17.3%
Financial leasing	(27.0)	(22.8)	18.4%	(78.4)	(64.4)	21.7%
Interest expenses	(85.5)	(86.3)	-1.0%	(256.4)	(220.9)	16.0%
Exchange variation	(6.3)	(476.4)	-98.7%	(266.4)	(379.6)	29.8%
Financial revenue	21.4	39.4	-45.7%	81.6	106.9	-23.7%
Hedge Results	43.8	(15.5)	nm	45.5	(109.0)	nm
Others	(24.1)	(11.1)	116.7%	(77.0)	(18.7)	313.1%
Net Financial Result	(77.7)	(572.8)	-86.4%	(551.3)	(685.7)	-19.6%

*3Q11and 9M11figures do not include Webjet.

          Interest expenses totaled R$112.5mn, 3.0% up on 3Q11, primarily due to: (i) the booking of interest from new funding operations since the end of 3Q11 totaling approximately R$450mn (working capital, Citibank, Finimp, Safra, Banco IBM and others); (ii) the 9.5% year over year reduction in the end-of-period US$/R$ exchange rate, which had an adverse impact on the Company’s dollar-denominated debt (70% of the total in 3Q12); and (iii) the addition of one aircraft under financial leasing to the fleet (45 in 3Q12, versus 44 in 3Q11). These expenses were partially offset by the settlement of loans and the reduction in the benchmark interest rate (SELIC), which had a positive impact on the Company’s real-denominated debt.

         The exchange variation generated an expense of R$6.3mn, 98.7% down on the R$476.4mn recorded in 3Q11. This expense was chiefly due to the 0.5% variation in the end-of-period exchange rate between 2Q12 and 3Q12. In regard to the R$476.4mn expense recorded in 3Q11, the variation was 19% over 2Q11. The depreciation of the real against the dollar has a negative impact on this line, given that most of the Company’s debt is foreign-currency-denominated (70% in 3Q12).

         Financial income totaled R$21.4mn in 3Q12, 45.7% down on the R$39.4mn recorded in 3Q11, mainly due to the lower volume of cash invested in the period and the reduction in the SELIC, given that most of the Company’s cash investments are pegged to the CDI interbank rate.

         Other financial expenses moved up by 116.7% to R$24.1mn from R$11.1mn in 3Q11, chiefly due to a loss of R$11.1mn in escrow deposits related to the acquisition of Webjet.

INCOME TAX

Income tax represented an expense of R$31.0mn in 3Q12, versus a gain of R$131.4mn in 3Q11, mainly due to the reversal of provisions for income tax and social contribution on COFINS/PIS contingencies, as detailed in note 21 of the financial statements. The gain reported in 3Q11 was due to the positive impact on deferred taxes, as a result of the 19% end-of-period depreciation of the real against the dollar and the addition of three aircraft under financial leasing, which generated a temporary difference in taxable income.

Income Tax (R$)	3Q12	3Q11*	%Var.	9M12	9M11*	%Var.
Current Income Tax	(0.6)	(2.6)	-76.9%	(5.2)	(22.2)	-76.6%
Deferred Income Tax	(30.4)	134.0	nm	38.7	112.6	nm
Income Tax Credit (expense)	(31.0)	131.4	nm	33.5	90.4	nm

* 3Q11 and 9M11 figures do not include Webjet.

NET INCOME (LOSS)

GOL posted a net loss of R$309.4mn, with a negative net margin of 15.6%, versus a net loss of R$516.5mn (negative net margin of 28.0%) in 3Q11. The 3Q12 loss was chiefly due to the period operating loss caused by the impact of the challenging macroeconomic scenario on the Brazilian civil aviation sector. This scenario reflects a combination of the following factors: (i) the year over year upturn of around 20% in jet fuel prices; (ii) the new level of the exchange rate; (iii) the sluggish growth of Brazil’s economy, which impacted demand in the sector; and (iv) the increase in Brazilian airport fees.

Since the end of March 2012, the Company has been working on adjusting its operating capacity to the new growth and cost situation in Brazil’s civil aviation sector. In 2012, the Company expects to reduce its domestic supply by between 2.0% and 4.5% over 2011 by focusing operations on the more profitable markets in its route network, becoming more dynamic and gradually resuming positive operating margins, despite the adverse scenario mentioned above.

CONSOLIDATED FINANCIAL INDICATORS

OPERATING DATA	3Q12	3Q11*	% Var.	9M12	9M11*	% Var.
Yield per Passenger Kilometer (R$ cents)	18.37	18.35	0.1%	19.03	18.81	1.2%
Passenger Revenue per ASK (R$ cents)	13.55	13.10	3.4%	13.39	13.10	2.2%
Operating Revenue per ASK (RASK) (R$ cents)	15.30	14.80	3.4%	15.16	14.74	2.8%
Operating Cost per ASK (CASK) (R$ cents)	16.85	15.40	9.4%	16.54	15.33	7.9%
Operating cost, excluding fuel, per ASK (R$ cents)	9.63	9.42	2.3%	9.43	9.37	0.7%
Average Exchange Ratio (1)	2.03	1.64	24.0%	1.92	1.63	17.6%

* 3Q11 and 9M11 do not include Webjet.

MACROECONOMIC INDICATORS

OPERATING DATA	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Average Exchange Rate (1)	2.03	1.64	24.0%	1.92	1.63	17.6%
End of period Exchange Rate (1)	2.03	1.85	9.5%	2.03	1.85	9.5%
Inflation (IGP-M) (2)	7.1%	4.1%	+3.0pp	7.1%	11.3%	+0.0pp
Inflation (IPCA) (3)	3.8%	5.0%	-1.2pp	3.8%	5.9%	+0.0pp
WTI (avg. per barrel, US$) (4)	92.20	89.54	3.0%	96.16	95.04	1.2%
Gulf Coast Jet Fuel Cost (average per liter, US$) (4)	0.79	0.78	1.7%	0.78	0.78	0.0%

Source: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg; operating data were recalculated in accordance with the current DCA Manual.

BALANCE SHEET

LIQUIDITY

Cash and cash equivalents (including short-term and long-term restricted cash and investments) ended the quarter at R$1,879.2mn, 14.1% down on 3Q11, chiefly due to the year-on-year decline in LTM cash generation, higher interest expenses and increased investments in fixed assets (CAPEX).

Total Liquidity (R$ MM)	3Q12	3Q11	% Var.	2Q12	% Var.
In Reais	2,260.2	2,514.0	-10.1%	2,347.1	-3.7%
Total Cash	1,879.2	2,187.4	-14.1%	1,967.9	-4.5%
Short Term Receivables	381.0	326.6	16.7%	379.2	0.5%
Total Liquidity	2,260.2	2,514.0	-10.1%	2,347.1	-3.7%

GOL maintained its strong cash position, with total cash representing approximately 22.9% of LTM net revenue. At the end of 3Q12, the Company’s total cash comprised of: (i) cash and cash equivalents of R$1,050.6mn; (ii) R$662.2mn in immediate liquidity financial assets; and (iii) R$166.4mn in short and long-term restricted cash. Total cash represented 3.1x obligations due in the next 12 months (versus 5.0x in 2Q11).

Short-term receivables mainly comprise ticket sales via credit card and accounts receivable from travel agencies and cargo transportation. At the end of 3Q12, these receivables totaled R$381.0mn, 16.7% more than the R$326.6mn reported in 3Q11, chiefly due to the incorporation of Webjet’s receivables balance of R$31.0mn into GOL’s consolidated balance sheet and the period upturn in sales volume.

INDEBTEDNESS

On September 30, 2012, the Company’s total loans and financings came to R$5,259.5mn, 11.3% up on 3Q11, mainly due to: (i) new funding operations since the end of 3Q11 totaling approximately R$450mn, including the liabilities incorporated from Webjet since its acquisition on October 3, 2011 (working capital, Citibank, Finimp, Safra, Banco IBM and others); (ii) the 9.5% end-of-period depreciation of the real against the dollar; and (iii) the addition of one aircraft under financial leasing to the Company’s total fleet (45 in 3Q12, versus 44 in 3Q11). In relation to 2Q12, there was an increase of 0.5%, largely due to the net effect of around R$25.0mn from period funding operations and the settlement of loans.

Excluding the perpetual bonds, the Company’s total debt closed the quarter with an average term of 6.5 years and an average rate of 11.5% for local-currency debt and 6.6% for dollar-denominated debt. GOL ended the quarter with a leverage ratio (adjusted gross debt/EBITDAR) of 17.7x, versus 9.2x in 3Q11 and 16.0x in 2Q12. This indicator considers the leverage methodology used by the market, adding operational leasing expenses in the last 12 months times seven (the average duration of a leasing contract) to the Company’s total debt.

The table below separates the Company’s total debt into financial debt and debt related to aircraft financing under financial leasing in GOL's balance sheet, as well as future financial obligations from operational leasing contracts that cannot be canceled and are booked under the operating result (off balance sheet).

GOL ended 3Q12 with a net financial commitments/EBITDAR ratio (LTM) of 11.1x, versus 5.2x in 3Q11 and 10.0x in 2Q12, negatively impacted by the period decline in operating cash flow. The difference between this leverage methodology and that used by the market (adjusted gross debt /EBITDAR) is due to the fact that the average maturity of GOL’s operational leasing contracts is less than seven years (less than 4.5 years in 3Q12).

Financing Debt (R$ MM)	3Q12	3Q11	% Var.	2Q12	% Var.
Aircraft Financing	2,087.5	2,012.6	3.7%	2,126.9	-1.9%
Financial Leasing	2,087.5	2,012.6	3.7%	2,126.9	-1.9%
Loans and Financings	3,172.0	2,711.4	17.0%	3,106.0	2.1%
Loans and Financings (ex-perpetual notes)	2,720.4	2,330.9	16.7%	2,682.0	1.4%
Perpetual Notes	363.5	331.9	9.5%	361.8	0.5%
Accumulated Interest	88.1	48.6	81.3%	62.2	41.6%
Gross Debt (a)	5,259.5	4,724.0	11.3%	5,232.9	0.5%
Operating Leases (off-balance) (b)	2,724.0	2,082.2	30.8%	2,468.4	10.4%
Total Financial Commitments (a)+(b) = c	7,983.5	6,806.2	17.3%	7,701.3	3.7%
Total Cash	1,879.2	2,187.4	-14.1%	1,967.9	-4.5%
Net Financial Commitments	6,104.3	4,618.8	32.2%	5,733.4	6.5%
EBITDAR (LTM)	547.8	885.2	-38.1%	575.8	-4.9%
Net Financial Commitments/ EBITDAR (LTM)	11.1x	5.2x	+5.9x	10.0x	+1.2%

Total financial commitments, comprising gross debt recorded in the balance sheet and projected operational leasing payments between 2012 and 2024, came to around R$8.0bn in the quarter, 17.3% up on 3Q11 due to the inclusion of future leasing payments arising from Webjet’s fleet and the period depreciation of the real against the dollar. Total financial obligations indicate the real extent of the Company’s future obligations.

The table below shows the amortization schedule of financial debt classified as long-term in the Company’s consolidated balance sheet, comprising long-term debt less aircraft financial leasing and interest.

Period	Debt in R$mn	% Total	% Real	%USD
2013	49.5	1.8%	84%	16%
2014	130.6	4.7%	72%	28%
2015	674.7	24.4%	100%	0%
2016	260.4	9.4%	100%	0%
>2016	1,281.7	46.4%	20%	80%
Non-maturity debt	363.5	13.2%	0%	100%
Total	2,760.3	100.0%	48%	52%

The following table shows the main financial indicators used by the Company:

Financial Ratios	3Q12	3Q11	% Var.	2Q12	% Var.
% of Foreign Currency Debt (Balance Sheet)	69.8%	72.4%	-2.7pp	70.2%	-0.5pp
Cash and Equivalents as % of LTM Net Revenues	22.9%	30.5%	-7.6pp	24.4%	-1.5pp
Net Debt (R$ MM)	3,380.2	2,536.6	33.3%	3,265.0	3.5%
Gross Debt (R$ MM)	5,259.4	4,724.0	11.3%	5,232.9	0.5%
Adjusted Gross Debt ** (R$ MM)	9,692.3	8,141.8	19.0%	9,196.1	5.4%
Adjusted Net Debt ***(R$ MM)	7,813.1	5,954.4	31.2%	7,228.2	8.1%
Adjusted Gross Debt ** / EBITDAR (LTM)	17.7x	9.2x	8.5 x	16.0x	+1.7x
Adjusted Net Debt ***/ EBITDAR (LTM)	14.3x	6.7x	7.5 x	12.6x	+1.7x
EBITDA (LTM) / Financial Expenses (LTM)	-0.2x	1.0x	-1.2 x	0.0x	-0.2x
Net Financial Commitments*/EBITDAR (LTM)	11.1x	5.2x	5.9 x	10.0x	+1.2x

*Financial commitments (gross debt + operational leasing contracts, in accordance with note 27 to the interim financial statements) less cash and cash equivalents and short-term investments; **Gross debt + LTM operational leasing expenses x 7; ***Adjusted gross debt less cash and cash equivalents,  short-term financial investments and restricted cash. Certain variation calculations in this report may not match due to rounding.

FLEET

The Company closed the third quarter with a total operational fleet (excluding 3 Boeing 767s) of 127 B737-700 and 800 NG aircraft with an average age of 7.4 years, plus 20 B737-300s, with an average age of 21.0 years. In 3Q12, the Company took delivery of four aircraft under an operational leasing contract and returned four aircraft under operational leasing, including three of Webjet's 737-300s. By the end of the quarter, three B767s were grounded.

The Company leases its fleet through a combination of financial and operational leases. Out of the total of 150 aircraft, 99 were under operational leases, 45 were under financial leases, and six are owned by the Company. GOL has purchase options on 39 of the 45 aircraft when their leasing contracts terminate. In 2012, the Company expects a decline of between 2.0% and 4.5% in the two companies’ combined seat supply over 2011.

Fleet - End of Period	3Q12	3Q11	Var.	2Q12	Var.
Consolidated Fleet	150	124	26	150	-
737-300	20	-	20	23	(3)
737-700	42	43	(1)	43	(1)
737-800 (2)	85	78	7	81	4
767-300 (1)	3	3	-	3	-

(1)

Of three Boeing 767 aircraft in the fleet, two are in the final stage to be transfered to Delta Air Lines and the other is outside the Company's operation. Expenses related to the two Boeing 767-300 aircraft are 100% reimbursed by Delta.

(2)	At the end of 3Q12, GOL had three 737-800s subleased.

On September 30, 2012, the Company had 88 firm orders, 10 purchase rights and an additional 40 purchase options with Boeing. The approximate amount of the firm orders, excluding contractual discounts, is R$16.6bn, to be paid in accordance with the following schedule.

On October 01, 2012, the Company announced together with Boeing a purchase order of 60 Boeing 737 NG MAX. Considering the new order, the Company will have 158 firm orders for aircraft acquisition of 737 family.

Aircraft Payments Forecast (R$MM)	2012	2013	2014	2015	2016	>2016	Total
Pre Delivery Deposits	136.5	606.5	527.6	444.8	91.4	3.6	1,810.4
Aircraft Acquisition Commitments*	493.4	3,181.3	4,700.2	4,214.9	3,301.3	706.0	16,597.1
Total	629.9	3,787.8	5,227.8	4,659.7	3,392.7	709.6	18,407.5

* List price of the aircraft

In addition to the above-mentioned obligations, the Company will pay R$1.8bn as advances on aircraft acquisitions in the above periods.

FUTURE FLEET PLAN

The following table shows the Company’s current situation and expectations regarding negotiations with the lessors of Webjet’s Boeing 737-300s and is therefore subject to possible alterations as these negotiations proceed.

Consolidated Fleet Plan – End of the Period	2011	2012	2013	2014
Boeing 737-700 NG	43	39	32	32
Boeing 737-800 NG	80	89	103	108
Boeing 737-300	24	9	-	-
Boeing 767 (1)	3	1	1	-
Total Fleet	150	138	136	140

(1)     Part of the total fleet, but not part of the operational fleet.

With the replacement of Boeing 737-300s by Boeing 737-800s, the Company will increase its average seating per aircraft, enhancing the flexibility of its operating capacity and improving aircraft efficiency in terms of fuel consumption.

CAPEX

GOL invested around R$126.3mn in 3Q12, 63% of which in the purchase of aircraft parts and in aircraft reconfigurations and improvements, 36% in the acquisition of aircraft for delivery between 2012 and 2014 (pre-delivery deposits), and around 1% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Brake Workshop).

2012 GUIDANCE

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends. The estimates below refer to GOL's and Webjet's consolidated figures.

2012 Guidance	Previous Scenario		Revised Scenario		Actual 2012
	Min.	Max.	Min.	Max.	JAN-SEP
Brazilian GDP Growth	3.0%	4.0%	1.5%	2.5%	N.D
Domestic Demand Growth (%RPK)	7.0%	10.0%	6.0%	9.0%	7.3%
Domestic Load Factor	71%	75%	71%	75%	71%
Passengers Transported (in million)	42	45	41	42	30
GOL Domestic Capacity (ASK billion)	50.2	51.2	48	49	36
RPK, System (in billion)	39	41.5	37	39	28
Departures (000)	363	370.3	354	364	267
CASK ex-fuel (R$ cents)	9.0	9.6	9.0	9.6	9.4
Fuel Liters Consumed (billion)	1.7	1.73	1.6	1.75	1.27
Average Exchange Rate (R$/US$)	1.75	1.8	1.95	2.00	1.92
Operating Margin (EBIT)	4.00%	7.00%	Negative		-9.2%

The Company’s quarterly figures reflect substantial and variable seasonality, jeopardizing comparisons with estimates for the entire fiscal year. The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form.

CONSOLIDATED BALANCE SHEET

Balance Sheet (R$ `000) IFRS	3Q12	3Q11	2Q12
Assets	9,404,671	9,632,749	10,454,148
Current Assets	2,595,953	2,302,561	2,636,622
Cash and cash equivalents	1,050,557	1,302,673	983,275
Financial assets	662,227	163,176	719,391
Restricted cash	63,137	106,000	69,603
Trade and other receivables	380,978	326,634	379,231
Inventories of parts and supplies	152,598	147,360	150,149
Recoverable income taxes	151,043	135,660	191,471
Maintenance Deposits	23,928	-	34,987
Prepaid expenses	60,311	79,721	67,705
Derivatives transactions	23,856	-	-
Other current assets	27,318	41,337	40,810
Non-Current Assets	5,715,263	5,048,864	5,801,182
Property and equipment, net	3,950,176	3,781,771	4,026,159
Intangible Assets	1,765,087	1,267,093	1,775,023
Other Non-Current Assets	1,093,455	2,281,324	2,016,344
Prepaid expenses	37,853	47,171	40,212
Maintenance Deposits	599,830	691,749	639,186
Recoverable and deferred income taxes	349,649	926,824	1,133,137
Financial assets	-	554,843	-
Restricted cash	103,305	60,737	195,622
Other non-current assets	2,818	-	8,187

Balance Sheet (R$ `000) IFRS	3Q12	3Q11	2Q12
Liabilities and Shareholders` Equity	9,404,671	9,632,749	10,454,148
Current Liabilities	2,896,062	2,185,723	2,856,843
Short-term borrowings	614,967	441,600	605,678
Accounts payable	501,427	221,001	534,149
Salaries, wages and benefits	261,944	274,728	242,050
Current income taxes payables	64,871	51,111	62,792
Sales tax and landing fees	271,656	174,886	253,293
Advance ticket sales	856,457	657,691	784,927
Provisions	62,296	17,949	78,619
Smiles deferred revenue	110,958	61,233	101,666
Advance from costumers	5,479	19,419	9,623
Dividend	584	7	584
Derivatives transactions	68,903	186,637	107,252
Other current assets	76,520	79,461	76,210
Non-Current Liabilities	5,333,126	5,449,655	6,110,389
Long-term debt	4,644,482	4,282,443	4,627,238
Smiles deferred revenue	331,658	178,596	286,797
Advance from costumers	-	-	-
Deferred income taxes	-	594,492	755,867
Provision	252,838	209,519	249,158
Current income taxes payables	40,287	127,395	116,475
Other non-current liabilities	63,861	57,210	74,854
Shareholder's Equity	1,175,483	1,997,371	1,486,916
Issued share capital	2,499,689	2,316,462	2,316,500
Capital reserves	60,263	60,263	60,263
Treasury shares	(51,377)	(34,675)	(51,377)
Other Reserves	(121,119)	(918,743)	64,147
Retained earnings	(1,211,973)	574,064	(902,617)

CONSOLIDATED INCOME STATEMENT

Income Statement (R$ `000) IFRS	3Q12	3Q11*	% Var.	9M12	9M11*	% Var.
Net operating revenues	1,987,338	1,843,698	7.8%	5,984,064	5,305,760	12.8%
Passenger	1,760,050	1,632,572	7.8%	5,286,304	4,715,005	12.1%
Cargo and Other	227,288	211,126	7.7%	697,760	590,755	18.1%
Operating Costs and Expenses	(2,187,994)	(1,918,757)	14.0%	(6,532,104)	(5,516,364)	18.4%
Salaries, wages and benefits	(374,545)	(368,121)	1.7%	(1,181,149)	(1,112,863)	6.1%
Aircraft fuel	(936,923)	(745,335)	25.7%	(2,808,696)	(2,145,299)	30.9%
Aircraft rent	(175,735)	(108,641)	61.8%	(477,601)	(349,397)	36.7%
Sales and marketing	(105,933)	(111,847)	-5.3%	(305,749)	(293,160)	-4.0%
Landing fees	(145,933)	(99,910)	46.1%	(423,027)	(281,804)	50.1%
Aircraft and traffic servicing	(134,635)	(118,431)	13.7%	(388,813)	(343,752)	13.1%
Maintenance materials and repairs	(83,956)	(129,961)	-35.4%	(251,002)	(298,924)	-16.0%
Depreciation	(121,117)	(90,663)	33.6%	(372,159)	(271,487)	37.1%
Other	(109,217)	(145,848)	-25.1%	(323.908)	(419,678)	-22.8%
Operating Result (EBIT)	(200,656)	(75,059)	167.3%	(548,040)	(210,604)	160.2%
EBIT Margin	-10.1%	-4.1%	-6.0pp	-9.2%	-4.0%	-5.2pp
Other Income (expense)	(77,716)	(572,821)	-86.4%	(551,255)	(685,652)	-19.6%
Interest expense	(112,468)	(109,144)	3.0%	(334,791)	(285,336)	17.3%
Interest Revenue	21,394	39,379	-45.7%	81,556	106,944	-23.7%
Exchange variation gain (loss)	(6,301)	(476,403)	-98.7%	(266,442)	(379,607)	-29.8%
Net hedge results	43,758	(15,534)	nm	45,468	(109,002)	nm
Other expenses, net	(24,099)	(11,119)	116.7%	(77,046)	(18,650)	313.1%
Income (loss) before income taxes	(278,372)	(647,880)	-57.0%	(1,099,295)	(896,256)	22.7%
Income taxes (expense) benefit	(30,980)	131,380	nm	33,462	90,449	-63.0%
Net income (loss)	(309,352)	(516,500)	-40.1%	(1,065,833)	(805,807)	32.3%
Net Margin	-15.6%	-28.0%	+12.4pp	-17.8%	-15.2%	-2.6pp
EBITDA	(79,539)	15,604	nm	(175,881)	60,885	nm
EBITDA Margin	-4.0%	0.8%	-4.8pp	-2.9%	1.1%	-4.1pp
EBITDAR	96,196	124,245	-22.6%	301,720	410,282	-26.5%
EBITDAR Margin	4.8%	6.7%	-1.9pp	5.0%	7.7%	-2.7pp

*3Q11 and 9M11 figures do not include Webjet.

CASH FLOW STATEMENT

Consolidated (IFRS and BRGAAP) - R$ `000	09/30/2012	09/30/2011
Net income (loss)	(1,065,833)	(805,807)
Adjustments to reconcile net income:
Depreciation and amortization	372,159	271,487
Allowance for doubtful accounts	4,029	6,939
Provision for contingencies	10,792	4,224
Provision for onerous contracts	-	15,274
Provision for inventory obsolescence	(364)	130
Deferred taxes	(38,654)	(112,635)
Equity in subsidiaries	-	-
Share-based compensation	10,973	19,999
Exchange rate changes and inflation adjustments, net	290,526	379,607
Interest on loans	181,111	285,336
Unrealized hedge income (loss), net of taxes	13,658	80,427
Provision	-	30,022
Mileage program	(25,629)	-
Write-off of property, plant and equipment and intangible assets	155,902	32,173
Provision for results	55,606	5,919
Impairment	-	42,429
Net income (loss)	(7,105)	-
Changes in operating assets and liabilities:	-	-
Trade accounts receivable	(30,873)	(30,519)
Short-term investments used to trade	372,469	-
Inventories	(1,211)	23,500
Deposits	40,776	13,762
Prepaid expenses and recoverable taxes	102,552	15,272
Other receivables	3,770	72,636
Trade accounts payable	86,865	5,209
Advanced ticket sales	111,714	130,214
Advances from customers	(24,773)	(38,424)
Payroll	11,914	26,306
Provision for profit sharing	-	(56,727)
Tax and landing fees	81,628	43,457
Taxes payable	(79,320)	43,504
Provisions	2,554	(82,402)
Insurance	(15,975)	-
Liabilities from derivative transactions	(24,046)	(26,317)
Other liabilities	(26,041)	12,452
Cash provided by operating activities	569,174	407,447
Interest paid	(248,079)	(167,766)
Income tax paid	(5,192)	(22,913)
Net cash provided by (used in) operating activities	315,903	216,768
Investing activities
Short-term investments	-	(695,413)
Restricted cash	(57,347)	(132,237)
Payment of property, plant and equipment	(444,956)	(161,374)
Intangible assets	(16,540)	(23,211)
Net cash used in investing activities	(518,843)	(1,012,235)
Financing activities
Short and long term debt collection	304,663	559,349
Short, long term debt and lease payments	(280,681)	(209,602)
Due from related parties	-	-
Dividends paid	-	(51,443)
Financial leasing payments	-	(155,318)
Capital Increase	579	807
Net cash provided by financing activities	(24,561)	143,793
Exchange rate changes in cash and cash equivalents of foreign subsidiaries	(1,351)	(1,511)
Increase (decrease) in cash, net	(179,730)	(653,185)
Cash and cash equivalents at the beginning of period	1,230,287	1,955,858
Cash and cash equivalents at the end of period	1,050,557	1,302,673

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

▶ GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 810 daily flights to 62 destinations in 9 countries in South America and the Caribbean under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

ABOUT WEBJET LINHAS AÉREAS S.A.

▶  Webjet Linhas Aéreas S.A., controlled by VRG Linhas Aéreas S.A., offers around 136 daily flights to 18 Brazilian destinations, using a fleet of Boeing 737-300 and 737-800 Next Generation aircraft. In July 2011, GOL announced the acquisition of Webjet.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

CONTACTS	▶Edmar Lopes	▶André Carvalho	▶Gustavo Mendes	▶Jenifer Nicolini

INVESTOR
RELATIONS

ri@golnaweb.com.br
www.voegol.com.br/ir
+55 (11) 2128-4700

CONFERENCE CALLS
Wednesday
November 14, 2012

PORTUGUESE
11:00 a.m. (Brazil) - 8:00 a.m. (US ET)
Phone: +55 (11) 2188-0155
Code: GOL
Replay: +55 (11) 2188-0155
Replay Code: GOL
Live Webcast:
www.voegol.com.br/ir

ENGLISH

12:30 p.m. (Brazil)
9:30 a.m. (US ET)
Phone: +1 (412) 317-6776
(other countries) or
+1 (877) 317-6776 (USA)
Code: GOL
Replay: +1 (412) 317-0088
(other countries) or
+1 (877) 344-7529 (USA)
Replay Code: 10019649
Live webcast:
www.voegol.com.br/ir

CORPORATE COMMUNICATION
Phone: +55 (11) 2128-4413
comcorp@golnaweb.com.br

GLOSSARY OF INDUSTRY TERMS

▶AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

▶AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

▶AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

▶AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

▶BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

▶BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

▶CHARTER: a flight operated by an airline outside its normal or regular operations.

▶EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

▶LESSOR: the party renting a property or other asset to another party, the lessee.

▶LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

▶LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

▶OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):  operating expenses divided by the total number of available seat kilometers.

▶OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

▶OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

▶PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):  total passenger revenue divided by the total number of available seat kilometers.

▶PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

▶REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

▶REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

▶SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

▶SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

▶SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

▶WET-LEASE:  a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

▶WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

▶YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.